September 28, 2018

John Simard
President and Chief Executive Officer
XBiotech Inc.
8201 E. Riverside Drive, Bldg. 4, Suite 100
Austin, TX 78744

       Re: XBiotech Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           File No. 001-37347

Dear Mr. Simard:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance